

**DIVISION OF
CORPORATION FINANCE**

Mail Stop 3561

October 7, 2009

Mr. Ronald L. Sargent
Chairman and Chief Executive Officer
Staples, Inc.
Five Hundred Staples Drive
Framingham, MA 10702

        RE: Staples, Inc.
                      Form 10-K for Fiscal Year Ended January 31, 2009
                      Filed March 11, 2009
                      File No. 0-17586

Dear Mr. Sargent:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                    Sincerely,

                    William Thompson
                    Accounting Branch Chief